UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file number of issuing entity: 333-157910-02

Harley-Davidson Motorcycle Trust 2009-2

(Exact name of issuing entity as specified in its charter)

Commission file number of depositor: 333-157910

Harley-Davidson Customer Funding Corp.

(Exact name of depositor as specified in its charter)

Harley-Davidson Credit Corp.

(Exact name of sponsor as specified in its charter)

c/o Wilmington Trust Company

1100 North Market Street

Wilmington, Delaware 19890-1605

(302) 636-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Harley-Davidson Motorcycle Trust 2009-2

Class A-1 Motorcycle Contract Backed Notes

Class A-2 Motorcycle Contract Backed Notes

Class A-3 Motorcycle Contract Backed Notes

Class A-4 Motorcycle Contract Backed Notes

(Title of each class of securities covered by this Form)

Not Applicable.

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:

Class A-1 Motorcycle Contract Backed Notes:              5

ClassA-2 Motorcycle Contract Backed Notes:               23

Class A-3 Motorcycle Contract Backed Notes:              21

Class A-4 Motorcycle Contract Backed Notes:              8

Pursuant to the requirements of the Securities Exchange Act of 1934, Harley-Davidson Motorcycle Trust 2009-2 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 29, 2010	HARLEY-DAVIDSON MOTORCYCLE TRUST 2009-2

		By:	Harley-Davidson Credit Corp., as Administrator

		By:	/s/ Perry A. Glassgow
Perry A. Glassgow
Vice President, Treasurer and Assistant Secretary